UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 28, 2012

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Barclays Statement on HMRC announcement dated 28 February 2012

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 28, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: February 28, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

28 February 2012

Barclays PLC

Barclays Statement on HMRC announcement

Barclays has noted the HMRC Statement of 27 February 2012 and has issued the following statement:

Barclays takes its responsibilities as a corporate citizen very seriously. Barclays ensures that all transactions that it undertakes are fully in accordance with relevant tax law wherever it does business.  In the UK we comply with the letter and spirit of all our obligations under the HMRC Code of Practice and have open and transparent dealings with HMRC.

This situation arose when Barclays voluntarily disclosed to HMRC in a spirit of full transparency that it had repurchased some of its debt in a tax efficient manner. This was based on guidance from professional advisors that the treatment was both legal and compliant with the tax code, and given others had used a similar treatment. Barclays also disclosed its participation in an authorised investment fund which is also legal and compliant with the tax code.

On the basis of that approach, HMRC has decided that it intends to work with the Government to change the tax laws retrospectively to prevent any company from using such treatment again.

Barclays respects the decision of HMRC and the Government to adjust the tax laws and will, of course, comply with the modified law once it is in place. The retrospective change in legislation enacted would not have a material impact on Barclays profits and would not cause Barclays to alter its Preliminary Results which were published on 10 February.

For enquiries, please contact:

Barclays PLC
Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0) 20 7116 5752	+44 (0) 20 7116 4755